UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number 333-79831

(Check One):  __Form 10-K __ Form 10-KSB X Form 20 ___
              __Form  11-K ___Form 10-Q ____Form N-SAR

For Period Ended:   December 31, 2001
                  -------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART I - REGISTRANT INFORMATION

                               Pipeline Data Inc.
                               ------------------
                            Full Name of Registrant
                           Former Name if Applicable

                      250 East Hartsdale Avenue, Suite 21
           Address of Principal Executive Office (Street and Number)

                               Hartsdale NY 10530
                            City, State and Zip Code

                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

__ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

__ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

     The Registrant's auditor has been seriously injured and in a long-term care facility. He is preparing the 10K-SB for the Registrant. However, his situation has resulted in a delay in this process.

                        (Attach Extra Sheets if Needed)

                          PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


Jack Rubinstein               914                            725-7028
   (Name)                  (Area Code)                    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).  X   Yes


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? X No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. NA


     Pipeline Data, Inc. (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2001
By: Jack Rubinstein, Chairman of the Board

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.